UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2018

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38629

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQUITRANS MIDSTREAM CORPORATION

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Equitrans Midstream Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Equitrans Midstream Corporation Employee Savings Plan (the Plan) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the period from November 13, 2018 through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018, and the changes in its net assets available for benefits for the period from November 13, 2018 through December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2019.

Pittsburgh, Pennsylvania

June 25, 2019

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Net Assets Available for Benefits

As of
December 31, 2018

Investments, at fair value:
Mutual funds	$47,499,389
Common stock EQT Corporation	4,159,408
Employer stock fund	3,276,433
Common/collective trusts	58,031,522

Investments, at fair value	112,966,752

Notes receivable from participants	907,363

Net assets available for benefits	$113,874,115

See accompanying notes to financial statements.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Period from
November 13, 2018 to
December 31, 2018

Additions:
Investment income:
Interest and dividends	$1,487,673

Other income (Note 1)	3,148

Interest on notes receivable from participants	3,563

Contributions:
Employer	644,498
Participant	487,761
Rollovers	181
Total contributions	1,132,440

Total additions	2,626,824

Deductions:
Net depreciation in fair value of investments	10,008,849

Net decrease in net assets available for benefits	(7,382,025)

Assets transferred in from EQT Corporation Employee Savings Plan	121,256,140

Net assets available for benefits:
At beginning of period	—
At end of period	$113,874,115

See accompanying notes to financial statements.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the Equitrans Midstream Corporation Employee Savings Plan, effective November 13, 2018 (the Plan), provides only general information.  Participants should refer to the Plan document and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction features and features allowing the investment in qualifying employer securities. The Plan was originally adopted on November 13, 2018, by Equitrans Midstream Corporation (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan responsible for matters other than those that are investment-related. The BAC has discretionary power and authority to construe, interpret and administer the Plan, and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

All full-time and certain part-time employees of the Company are eligible to participate in the Plan on their first day of employment.

Effective November 12, 2018, the Company was spun off (the Spinoff) from EQT Corporation (EQT) as its own independent publicly traded company. Each shareholder of record of EQT common stock as of the close of business on November 1, 2018 received 0.8 share of Company common stock for every one share of EQT common stock owned.  The balances of the EQT Corporation Employee Savings Plan (EQT Plan) participants who were employed by the Company following the Spinoff were transferred to the Plan and its related trust. The total amount of net assets transferred out of the EQT Plan related to the Spinoff was $121,256,140.  This transfer was completed on December 3, 2018.

Contributions

All participants may elect to contribute through payroll deductions to the Plan on a pre-tax basis up to 50% of eligible compensation, limited to $18,500 in 2018.  These contributions are referred to as contract contributions. Participants who are 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $6,000 annually in 2018.  Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Internal Revenue Code (IRC).

Each pay period, participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, subject to a maximum Company matching contribution of the lesser of the amount permitted by the IRC and 3% of eligible compensation.  For the period ended December 31, 2018, this matching contribution was $206,091.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

The Plan includes a “true-up” feature for all contributing participants that ensures the participant receives the maximum Company matching contribution for the Plan year, regardless of the timing of the contract contributions.  As a result, if the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution.

Participants may also receive a retirement contribution, which is determined on an annual basis at the discretion of the Company.  During 2018, the amount of the retirement contribution was 6% of eligible compensation, subject to limitations imposed by the IRC.  For the period ended December 31, 2018, the retirement contribution was $438,407.

Each participant directs the investment of contract and catch-up contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment alternative designated by the BIC under the Plan until the participant makes his or her investment election. This investment is made into the age-appropriate Fidelity Institutional Asset Management Target Date Commingled Pool Fund Class Q (FIAM Funds), a diversified portfolio based on the participant’s date of birth.  The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated and are completed under Plan provisions intended to comply with ERISA Section 404(c).

In connection with the Spinoff, participants’ accounts that were invested in EQT Corporation common stock (EQT Stock) in the EQT Plan became invested in the Equitrans Midstream Corporation Common Stock Fund (Employer Stock Fund) and EQT Stock in the Plan.  These investment options were temporary investment options that were not available for contributions under the Plan.  Accordingly, participants were able to liquidate and reduce the amount held under such investment options but were not able to increase the amount held in such investment options.  Dividend payments made on the Employer Stock Fund and, prior to its liquidation, the EQT Stock were reinvested in such investment options.  See Note 9, Subsequent Events, for additional information on the Employer Stock Fund and EQT Stock.

Participants are entitled to exercise voting rights attributable to the shares invested in the Employer Stock Fund allocated to their account.  The trustee will vote any shares for which the trustee does not receive instructions in the same proportion as those shares for which it has received instructions.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s matching and retirement contributions and Plan earnings, based on investment selection, and charged with an allocation of administrative expenses not paid by the Company.  Investment-related administrative expenses are allocated to participant accounts based on investment selection and account balances.  Other administrative expenses not paid by the Company are allocated to participants on a per capita or per transaction basis.  Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of elective contributions and rollover contributions made to the Plan.

If employment of a participant is terminated from the Company for any reason other than involuntary termination without cause, retirement on or after age 65, death or total and permanent disability, the participant is entitled to receive the vested value of any Company contributions (matching and retirement).

Matching and retirement contributions vest in accordance with the following schedule:

Vested
Years of Continuous Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Participants who were employed by EQT prior to the Spinoff and were transferred to the Company as part of the Spinoff will have their continuous service under the Plan calculated based on their date of hire with EQT.  Forfeitures of the nonvested portion of participant accounts are used to reduce future Company contributions (matching and retirement).  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the period ended December 31, 2018, there were no forfeited nonvested accounts that were used to reduce Company contributions.  At December 31, 2018, the forfeited credit balance totaled $977.

Upon involuntary termination without cause, retirement on or after age 65, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or installment payments.  Installment payments can be based on a fixed dollar amount for each installment payment.  In addition, a participant may elect an installment payment based on a fixed period.  Under the fixed period calculation option, the account balance will be depleted over the fixed number of years specified, not to exceed 20 years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as set forth in the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as set forth in the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed five years or, for the purchase of a primary residence, 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding twelve-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  If the loan is not repaid within 30 days of termination of employment, the unpaid loan balance will automatically be treated as a distribution to the participant.

Administrative Expenses and Other Income

Administrative expenses associated with the Plan may be paid out of Plan assets or by the Company.  Investment management fees are paid by Plan participants based on participation in the various funds. In 2018, the funds’ operating expense ratios ranged from 0.02% to 0.87% based on the funds’ prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.10%.  Fund operating expenses are deducted from fund investment returns.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

In 2018, fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) were charged at a fixed amount of $65 per participant. In addition, a separate annual fee of 0.05% is assessed on each of the Employer Stock Fund and EQT Stock and paid by Plan participants with a balance in an Employer Stock Fund or EQT Stock account on the last business day of each quarter. Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees.  If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which may be allocated to participant accounts at the election of the plan administrator. For the period ended December 31, 2018, the Plan received $3,148 in revenue credits, which have been recorded gross in the Other income line item in the accompanying Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

The Plan’s investments are reported at fair value in the Statement of Net Assets Available for Benefits.  See Note 3 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of Equitrans Midstream Corporation common stock (Company common stock). The Plan held 163,633 shares of Company common stock as of December 31, 2018.  Additionally, the Plan held 220,165 shares of EQT Stock as of December 31, 2018.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the dividend payment date.  Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2018.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan and applicable tax law, the notes receivable balance is reduced, and a benefit payment is recorded.

Recent Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. ASU 2018-09 is effective for entities for fiscal years beginning after December 15, 2019 (after December 31, 2018 for issuers (i.e., Form 11-K plans)). Early application is permitted. The Plan is currently evaluating the impact of the adoption of ASU 2018-09 on its financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement, Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes to the hierarchy associated with Level 1, 2 and 3 fair value measurements and the related disclosure requirements.  This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption is permitted. The Plan is currently evaluating the effect this standard will have on its financial statements and related disclosures but does not expect the adoption of this standard to have a material effect on its financial statements and related disclosures.

3. Fair Value Measurement

The Plan has an established process for determining fair value for its financial instruments, which consist of a mutual funds, Company common stock, EQT Stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability; and

•                  inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value.

The Employer Stock Fund and common stock, including EQT Stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Mutual funds: Valued at quoted market prices in an exchange and on an active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Common/collective trusts: The units of the Fidelity Managed Income Portfolio II Fund (FMIP II Fund) and FIAM Funds are valued at fair value using the NAV as determined by the issuer, based on current fair values of the underlying assets of the fund.  The FMIP II Fund investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with preservation of capital, using investments such as fixed-income securities or bond funds to meet these objectives.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.  With regards to the FMIP II Fund, participant directed redemptions can be made on any business day and must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur; however, withdrawals directed by the Plan must be preceded by

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

twelve months written notice to the Plan’s trustee.  The Plan has no unfunded commitments relating to the common/collective trusts at December 31, 2018.  The FIAM Funds seek active returns until the target retirement date; thereafter, the objective is capital preservation. The pool employs a pool-of-affiliated pools approach by investing in a diversified portfolio of equity, fixed income and/or short-term products managed by FIAM. The pool’s target asset allocation percentages will change over time to become more conservative, by gradually reducing allocations to equity and increasing allocated to fixed income and/or short-term products.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

		Quoted Prices	Significant
	Total Fair	in Active	Other	Significant
	Value at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Assets	2018	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$47,499,389	$47,499,389	$—	$—
Common stock - EQT	4,159,408	4,159,408	—	—
Employer Stock Fund	3,276,433	3,276,433	—	—
Total investment assets in the fair value hierarchy	54,935,230	54,935,230	—	—

Investments measured at net asset value
Common/collective trusts (a)	58,031,522	—	—	—

	$112,966,752	$54,935,230	$—	$—

(a)              In accordance with FASB ASC Subtopic 820-10, certain investments that are measured at fair value using net asset per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.  There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of termination of the Plan, the interests of all affected participants will become fully vested.

5. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock and EQT Stock, that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of participants’ account balances under the Plan and the amounts reported in the Statement of Net Assets Available for Benefits.

6. Related-Party and Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA. Transactions with respect to notes receivable from participants, and the Employer Stock Fund also qualify as party-in-interest and related-party transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

The Plan held 163,633 shares of Company common stock with a fair value of $3,276,433 as of December 31, 2018.

The Plan held 220,165 shares of EQT Stock with fair value of $4,159,408 as of December 31, 2018.  EQT is a party-in-interest to the Plan by virtue of owning 10% or more of the common stock of the Company.  The shares of EQT held by the Plan are, therefore, shares issued by a party-in-interest.  However, these shares of EQT were not acquired in a transaction involving a party-in-interest; but, rather, were acquired during 2018 in a plan-to-plan transfer involving the Plan and a separate tax-qualified retirement savings plan of EQT.  The EQT Plan was not at any time a party-in-interest with respect to the Plan. EQT Stock was a temporary investment option under the Plan.  Any remaining investments in EQT Stock on May 10, 2019 were liquidated and reinvested in the Plan’s qualified default investment alternative.

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

7. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has determined that, as of December 31, 2018, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

On April 10, 2019, EQM Midstream Partners, LP, a Delaware limited partnership (EQM” and a subsidiary of the Company, consummated its previously announced acquisition (the “Acquisition”) from North Haven Infrastructure Partners II Buffalo Holdings, LLC, a Delaware limited liability company (NHIP) and an affiliate of Morgan Stanley Infrastructure Partners, of (i) a 60% Class A interest in Eureka Midstream Holdings, LLC (Eureka), a Delaware limited liability company, and (ii) a 100% interest in Hornet Midstream Holdings, LLC, a Delaware limited liability company, pursuant to that certain Purchase and Sale Agreement, dated as of March 13, 2019, by and between EQM and NHIP.  In connection with the Acquisition, the Company will require Eureka to terminate the Eureka Services, LLC 401(k) Retirement Savings Plan (the Eureka Plan), effective June 30, 2019, the Eureka Plan year-end date.  Following such termination, participants in the Eureka Plan who are employed by the Company on such termination date will be eligible to participate in the Plan on July 1, 2019 and will be entitled to effect a direct rollover of their individual account balances to the Plan.

Effective May 6, 2019, the Employer Stock Fund was unfrozen.  On and after May 6, 2019, Plan participants are permitted to invest in the Employer Stock Fund.  Additionally, effective May 10, 2019 all remaining investments in EQT Stock were liquidated and reinvested in the Plan’s qualified default investment option.

SUPPLEMENTARY FINANCIAL INFORMATION

EQUITRANS MIDSTREAM CORPORATION

EMPLOYEE SAVINGS PLAN

EIN: 83-0516635

Plan No.: 201

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2018

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	FIAM Target Date 2045 Commingled Pool Class Q	Common/collective trust	N/A	$9,191,337
*	FIAM Target Date 2050 Commingled Pool Class Q	Common/collective trust	N/A	8,944,854
*	FIAM Target Date 2025 Commingled Pool Class Q	Common/collective trust	N/A	7,394,856
*	FIAM Target Date 2040 Commingled Pool Class Q	Common/collective trust	N/A	7,122,555
*	FIAM Target Date 2035 Commingled Pool Class Q	Common/collective trust	N/A	6,683,812
*	Fidelity Contrafund Class K6	Mutual fund	N/A	5,761,992
*	FIAM Target Date 2030 Commingled Pool Class Q	Common/collective trust	N/A	5,403,264
	AF Washington Mutual Investors Fund R6	Mutual fund	N/A	5,082,111
	MFS Massachusetts Investors Growth Stock R6 Fund	Mutual fund	N/A	4,944,991
*	Fidelity 500 Index Fund Institutional Class	Mutual fund	N/A	4,514,559
*	Fidelity Managed Income Portfolio II Fund	Common/collective trust	N/A	4,176,769
*	EQT Corporation common stock	Common stock	N/A	4,159,408
*	FIAM Target Date 2020 Commingled Pool Class Q	Common/collective trust	N/A	3,859,213
*	Fidelity Balanced Fund Class K	Mutual fund	N/A	3,836,909
	Oppenheimer Developing Markets Fund	Mutual fund	N/A	3,690,791
*	Fidelity Diversified International Fund Class K6	Mutual fund	N/A	3,509,137
*	Employer stock fund	Equitrans Midstream Corporation securities - common stock	N/A	3,276,433
	T. Rowe Price Diversified Mid Cap Growth Fund	Mutual fund	N/A	3,259,231
*	FIAM Target Date 2055 Commingled Pool Class Q	Common/collective trust	N/A	3,194,472
	Dodge & Cox Income Fund	Mutual fund	N/A	3,185,592
*	Fidelity Total Market Index Fund Investor Class	Mutual fund	N/A	2,640,463
	T. Rowe Price QM US Small Cap Growth Equity Fund	Mutual fund	N/A	1,814,385
	Neuberger Berman High Income Bond R6 Fund	Mutual fund	N/A	1,532,611
	American Beacon Small-Cap Value Fund R6	Mutual fund	N/A	1,519,741
*	FIAM Target Date 2015 Commingled Pool Class Q	Common/collective trust	N/A	1,488,482
	American Beacon Mid-Cap Value Fund	Mutual fund	N/A	1,420,277
*	FIAM Target Date 2060 Commingled Pool Class Q	Common/collective trust	N/A	336,026
*	Fidelity Global ex US Index Premium Fund	Mutual fund	N/A	294,864
*	Fidelity Treasury Only Money Market Fund	Mutual fund	N/A	248,962
*	Fidelity US Bond Index Premium	Mutual fund	N/A	242,773
*	FIAM Target Date Income Commingled Pool Class Q	Common/collective trust	N/A	183,117
*	FIAM Target Date 2010 Commingled Pool Class Q	Common/collective trust	N/A	52,101
*	FIAM Target Date 2005 Commingled Pool Class Q	Common/collective trust	N/A	664
*	Notes receivable from participants	Participant loans - 4.25% to 6.25% **	N/A	907,363

				$113,874,115

*	Party-in-interest to the Plan.
**	Maturities extend through year 2046.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITRANS MIDSTREAM CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

	By	/s/ Shelly Zerjav
Shelly Zerjav
Plan Manager, and Member, Benefits Administration
Committee

June 25, 2019

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm